Buenos Aires, June 22, 2018

COMISIÓN NACIONAL DE VALORES

BOLSAS Y MERCADOS ARGENTINOS S.A.

Ref.:     Relevant Event. Acquisition of own Shares in the terms of art. 64 of the Capital Market Law and the National Securities Commission regulations.

Dear Sirs,

We are addressing to you, in accordance with article 11 of Chapter I, Title II and article 2, Chapter I, Title XII of the National Securities Commission (“Comisión Nacional de Valores” or “CNV”) Regulations (AR 2013), to inform that the Board of Directors of Pampa Energía S.A. (the “Company” or “Pampa”) approved the repurchase of own shares, in accordance with Article 64 of Law 26.831 and the CNV Regulations.

To make this decision, the Board of Directors took into consideration that the maximum amount to be invested in the previous share repurchase plan, which was approved on April 27, 2018, is almost completed, in addition that the difference between the value of the Company’s assets and the quoted price of Pampa in the stock exchanges, which the latter does not reflect the value or the economic reality that they nowadays hold nor their potential in the future, resulting in detriment of the Company’s shareholders interest. Also, the Board of Directors took into account the Company’s strong cash position and availability of funds.

Below it is described the terms and conditions approved by the Board of Directors for the repurchase of Pampa shares that will take place once the previous repurchase plan, approved on April 27, 2018, is completed:

1. Purpose: Contribute to the reduction of the gap between the Company’s fair value based on its assets value and the quoted price from stock exchange, seeking to strengthen the market by efficiently applying the Company’s strong cash position.

2. Maximum amount to repurchase: Up to US$200,000,000 (two hundred million United States Dollars) or the lower amount that reaches the repurchase of 10% of Pampa’s capital stock. The repurchase amount shall never surpass the limit referred to in item 6.

3. Maximum amount of Pampa shares or maximum percentage of Pampa’s capital stock subject to the repurchase: Repurchased shares in treasury shall never surpass the limit of 10% of Pampa’s capital stock (the Company currently holds 99,283,257 of repurchased shares, equivalent to 5.12% of the capital stock). In accordance with Article 64 of Law 26.831, the shares to be acquired will be fully paid-in.

4. Daily limit of the transactions in the Argentine Market: According to regulations, the daily quantity of shares to be repurchased in the Argentine Market shall be up to 25% of the share’s average daily trading volume for the 90 prior trading days, calculated from the stock markets that the Company is listed.

5. Price to be paid per share: Up to AR$62 per share in the Bolsas y Mercados S.A. stock exchange and up to US$55 per ADR in the New York Stock Exchange.

6. Source of funding: Realized and liquid earnings and/or the Company’s Voluntary Reserve, as per the Financial Statements as of March 31, 2018. It is noted that the Company has the liquidity necessary to perform the aforementioned acquisitions without affecting the Company’s solvency.

7. Period in which the acquisitions will be carried out: The Company will be repurchasing ordinary shares for a 120 calendar day period as from the business day following the repurchase date is disclosed in the media to the market and subject to any period renewal or extension decided by the Board of Directors, which will be duly informed.

8. Internal communication: As long as the share repurchase plan by the Company in place, Directors, statutory auditors and senior managers will be informed that they are forbidden to sell their own shares —whether directly or indirectly held— while the period is in force.

Sincerely yours,

________________________________

María Agustina Montes

Head of Market Relations